EXHIBIT 99.1

Westport Reveals CNG Solution for Natural Gas HPDI™ Engines and North America’s Clean Transportation Future

Innovative and proprietary solution aims to set a new standard for high-efficiency performance while delivering superior economics and flexibility to operate on natural gas and renewable natural gas (“RNG”) as well as blends of natural gas, RNG and hydrogen

VANCOUVER, British Columbia, Nov. 06, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), a supplier of alternative fuel systems and components for the global transportation industry, today announces a breakthrough solution designed to dramatically expand the addressable market for HPDI™ while significantly improving the affordability and performance of heavy-duty natural gas trucks in many markets globally. Westport’s compressed natural gas (“CNG”) solution, when combined with the on-engine HPDI™ fuel system of Cespira, Westport’s joint venture with the Volvo Group, is designed to enable fleet operators to achieve diesel-like performance at a lower total cost of ownership and reduce or even eliminate greenhouse gas emissions.

The HPDI system has been commercially available for several years as a liquefied natural gas (“LNG”) solution. This LNG HPDI technology is now operating in more than 30 countries, powering over 9,000 trucks worldwide. However, in many markets with extensive pipeline infrastructure and abundant natural gas resources—particularly in North America—Westport believes that a CNG solution is a better fit than LNG. Until now, CNG has not been an option for the HPDI system.

Westport is revealing today a proprietary CNG solution that leverages advanced high-pressure storage technology, designed to deliver the performance required for HPDI. This breakthrough enables faster time-to-market for CNG-powered HPDI applications and prioritizes reduced lifecycle costs by optimizing system design. The new platform will expand HPDI’s reach to markets that require a CNG-based solution, enhancing its accessibility and economic advantages. Field testing for Westport’s CNG solution is expected to begin in 2026, with the path to commercialization expected to follow.

“Westport is redefining what’s possible for natural gas-powered transportation,” said Dan Sceli, Chief Executive Officer of Westport. “Our goal has always been to deliver practical, affordable, and scalable solutions for fleets that need reliability and performance without compromising sustainability. We believe that CNG with HPDI will give operators a clear advantage over other low-carbon technology options—helping fleets reduce costs, cut emissions, and stay competitive in a changing market.”

"Conventional and renewable natural gas are among the cleanest, most affordable, and scalable motor fuels,” said Daniel Gage, President of The Transport Project, a Washington DC-based coalition of North American fleets, equipment and engine manufacturers, fuelers, and fuel producers that advances the growth and deployment of practical, clean, gaseous fuels for commercial transportation. “The use of renewable natural gas in transportation has grown by 93% in the past five years. Westport’s CNG solution will introduce a new natural gas technology for the North American market, which along with CNG’s low cost and stable pricing, will increase product options for commercial fleets and further the case for natural gas as the best alternative to diesel."

Westport is already operating on the road. An engineering truck equipped with a CNG system in Vancouver, Canada, is showcasing some of the potential of the technology’s real-world performance and fuel efficiency. Additionally, the Company plans to have demonstration trucks with the full proprietary CNG system operating real-world fleet applications in 2026, as Westport expands customer demonstration programs to validate the system’s benefits under diverse operating conditions.

“The transportation industry recognizes the economic and environmental benefits of natural gas-based solutions while maintaining operational efficiency,” added Sceli. “By providing a CNG solution for HPDI, we can bring the benefits enjoyed by customers in Europe to North America.”

“We are encouraged by this initiative by Westport. This appears to be a practical step toward delivering lower prices at the pump while also lowering emissions in the heavy-duty transport sector, all without compromising the power, reliability, or efficiency of compression ignition,” said Brad Fedora, President & CEO at Trican Well Services Ltd. “Trican owns hundreds of heavy duty trucks, which are on the road every day, and our demanding operating conditions, where diesel-like performance is essential, need a solution where we don’t have to choose between performance and sustainability. Trican will be following the development of this HPDI system for CNG in real-world conditions typical of our industry.”

“We are also encouraged by the federal government’s continued commitment—reaffirmed in Budget 2025 through Canada’s Climate Competitiveness Strategy—to strengthen Canadian leadership in a low-carbon economy,” added Sceli. “The Budget confirms ongoing support for clean hydrogen, renewable natural gas, and other bio-based energy solutions through Clean Economy Investment Tax Credits and clean-growth programs. These measures reinforce Canada’s transition toward net-zero by 2050 and pave the way for greater adoption of innovative low-carbon technologies such as ours.”

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping its partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and CNG), the demand for our products, the timing for additional trial trucks, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by applicable law. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

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Westport Fuel Systems
T: +1 604-718-2046